

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 18, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of DH Europe Finance II S.à r.l., guaranteed by Danaher Corporation under the Exchange Act of 1934:

- 0.200% Senior Notes due 2026

- 0.450% Senior Notes due 2028

- 0.750% Senior Notes due 2031

- 1.350% Senior Notes due 2039

- 1.800% Senior Notes due 2049

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.